Part III

Item 16b

b.   If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

Yes **No**

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

During regular hours trading, the ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order. A liquidity request includes the symbol and side of the User order that requires a contra USTA order and does not include the price or quantity of the User order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

The ATS has an arrangement with USTT to accept routed orders from the ATS, described in more detail below. USTT is the only Trading Center that the Broker Dealer Operator may route User orders to from the ATS. Trades are executed by USTT on a riskless principal basis. If USTT receives a routed User order, it will route a Firm order to the street, representative of the User order at USTT. If the Firm representative order is executed with the street, USTT executes the User order at the same price and quantity as the Firm representative order. The ATS receives the execution from USTT, marks the original order as complete and the order no longer remains in the ATS. USTT reports the trade with the User as the counterparty to the trade in a riskless principal capacity

For short sale restricted stocks, if USTA does not enter a contra buy order, the ATS will route any unmatched quantity of the User sell order to USTT for USTT to execute in a riskless principal capacity. The liquidity request to USTA will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.

During extended hours trading, the ATS will accept User buy and sell orders with a time in force of extended hours and route these orders to USTT for USTT to execute in a riskless principal capacity.

Extended hours orders will not be matched or executed in the ATS during extended hours trading. If the extended hours order is entered outside the regular trading session, the original order remains in the ATS and at the start of the extended trading session the ATS will route the full quantity of the original order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the extended trading session, any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS. The extended hours will be eligible for matching in the ATS if the next session is the regular session, or any unexecuted portion will be routed to USTT if the next session is the extended session. If an extended hours order is entered during the regular session, it will be eligible for matching and execution in the ATS during the regular session. At the end of the regular session, any unexecuted portion of the extended hours order will route to USTT for the next extended session.

USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.